Filed by: Visa Inc.

Visa Europe Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

Press Release

Contact Details :
Simon Kleine	Paul Cohen
Office: +44 20 795 5463	Office: +1 415 932 2166
kleines@visa.com	pcohen@visa.com

Visa Europe Press Office

+44 20 795 5346

22 June 2007

London

VISA FILES REGISTRATION STATEMENT RELATED

TO RESTRUCTURING

Visa Inc. today filed a registration statement with the United States Securities and Exchange Commission (SEC) related to the series of transactions for the planned combination of Visa Canada, Visa International and Visa USA into a single private stock company, Visa Inc. Visa Europe will remain a membership association and will become a licensee of, and own a minority interest in, Visa Inc.

The registration statement describes these transactions, the next steps to be taken, and provides details about the terms of Visa Inc.’s future relationship with Visa Europe as a licensee.

Under this proposed structure, Visa Europe will remain a separate entity focused on meeting the unique needs of its customers in the European market. At the same time, the Visa enterprise will continue to work seamlessly, enhancing interoperability, reliability and security for Visa members, customers, cardholders and merchants around the world.

Peter Ayliffe, President and CEO of Visa Europe, said: “The unique features of the European market require a tailored strategy. This approach allows us to focus on the objective of creating a borderless Europe-wide payment market, whilst enabling us to act globally”.

He continued: “This reinforces Visa Europe as the only truly European member-owned payment system”.

Once the SEC has completed its review and declared the registration statement effective, Visa Inc. will undertake a global process to secure member approval of the restructuring.

###

About Visa: Visa operates the world’s largest retail electronic payments network providing processing services and payment product platforms. This includes consumer credit, debit, prepaid and commercial payments, which are offered under the Visa, Visa Electron, Interlink and PLUS brands. Visa enjoys unsurpassed acceptance around the world and Visa/PLUS is one of the world’s largest global ATM networks, offering cash access in local currency in more than 170 countries.

Additional Information and Where You Can Find It:

In connection with the proposed restructuring, Visa Inc. has filed and will be filing documents regarding the proposed transaction with the SEC, including a registration statement on Form S-4. Members should read the relevant documents filed or to be filed with the SEC because they contain important information. You may obtain copies of any of these documents, free of charge, at the Web site maintained by the SEC at www.sec.gov. or from Visa Inc., Investor Relations, at P.O. Box 8999, San Francisco, California 94128-8999, USA.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. These statements may be identified by the use of words such as “will,” “believes,” “anticipates,” “intends,” “estimates,” “expects,” “projects,” “plans” or similar expressions. Such forward-looking statements include, without limitation, statements about the proposed restructuring and related transactions, strategy, future operations, prospects, plans and objectives of management and events or developments that we expect or anticipate will occur. The forward-looking statements reflect Visa’s current views and assumptions and are subject to risks and uncertainties, which may cause actual and future results and trends to differ materially from the forward-looking statements, including but not limited to ability to obtain approval by Visa’s members for the proposed restructuring and related transactions; successful completion of the restructuring and related transactions; Visa’s ability to achieve its strategic objectives; the outcome of legal proceedings; uncertainties inherent in operating internationally; and the impact of law and regulations. Many of these factors are beyond Visa’s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.